

February 14, 2014

Via E-mail
Mr. Russell L. Gordon
Chief Financial Officer
RPM International, Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

> **Re:** **RPM International, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2013**
> **Filed July 24, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 27, 2013**
> **File No. 1-14187**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2013

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General

1. We note that in your earnings call for the fourth quarter of 2013 and the first quarter of 2014, you provide a market outlook and commentary on your industry, specifically with respect to raw materials. We note, for example, that you discuss, among other things, the long-term challenges and uncertainty of your commodity and chemical supply base as cracking and

refining moves increasingly to gas, with associated ethylene and other chemical by-products, versus oil and polypropylene, which are used in a lot of the commodity chemicals that comprise your products. With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing to help investors ascertain the likelihood that past performance is indicative of future performance. In future filings, please also include more fulsome discussion regarding the impact of the availability of raw materials and fluctuations in raw material costs on the company's operating results, including a discussion of how changes in raw material costs have impacted margins and the ability of the company to pass on increases in costs of raw materials. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 22

2. You disclose on pages 22 and 43 that, under the new FASB guidance you early adopted in fiscal 2012, you only perform the two-step quantitative goodwill impairment test if you conclude that it is more likely than not that a reporting unit's fair value is less than its carrying amount. On page 43 you indicate that you applied both the qualitative and traditional two-step quantitative processes during your annual goodwill impairment assessment for fiscal 2013 which implies that you believed that at least one of your goodwill reporting units was at risk of being impaired. Please identify for us the goodwill reporting units for which you performed the two-step quantitative assessment and quantify the amount of goodwill allocated to each of those reporting units as of May 31, 2013. If you did not believe that any of your goodwill reporting units were at risk of being impaired, please tell us why you performed both the qualitative and quantitative goodwill impairment tests as of May 31, 2013.

3. As previously requested in our comment 2 from our comment letter dated January 17, 2013, please provide draft disclosure to be included in future filings that discloses for each reporting unit that is at risk of failing step one of the quantitative goodwill impairment test:
   • The percentage by which fair value exceeded carrying value as of the date of the most recent test;
   • The amount of goodwill allocated to the reporting unit;
   • A description of the methods and key assumptions used and how the key assumptions were determined;
   • A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   • A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page 30

4. You disclose on page 31 that approximately 85% of your consolidated cash and cash equivalents were held at various foreign subsidiaries. We note that you do not intend to repatriate any significant amount of these cash balances to the U.S. Please revise to describe any restrictions on either the use or transfer of cash held by your foreign subsidiaries.

5. Please tell us the impact that the Moving Ahead for Progress in the 21st Century Act ("MAP-21") had upon your future minimum required pension contributions. If material, please also show us how you will revise your future filings on page 33 to address the expected future impact of this legislation on your liquidity and contractual obligations.

Consolidated Financial Statements, page 35

Note P – Contingencies and Other Accrued Losses, page 64

6. You disclose on page 64 of your Form 10-K and page 23 of your Form 10-Q for the quarter ended November 30, 2013 that it is reasonably possible that excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please provide draft disclosure to be included in future filings, that discloses an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

7. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Definitive Proxy Statement on Schedule 14A filed August 27, 2013

Compensation Discussion and Analysis, page 26

Annual Cash Incentive Compensation, page 31

8. We note your disclosure on page 31 that "[o]ver the course of fiscal 2013, however, the Compensation Committee determined that cash incentives paid would range from zero to 150% of salary with a target of 100% for all direct reports of the Chief Executive Officer,

regardless of title . . . ." With a view towards future disclosure, please tell us what factors were considered by the compensation committee in determining to revise the salary range targets for cash incentives for various officer titles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Pamela Long, Assistant Director, at (202) 551-3765with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant